April 7, 2023

Re:	Freedom Acquisition I Corp.

Registration Statement on Form S-4

Filed February 10, 2023

File No. 333-269674

Beverly Singleton

Kevin Stertzel

Bradley Ecker

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Beverly Singleton, Kevin Stertzel, Bradley Ecker, and Erin Purnell:

On behalf of Freedom Acquisition I Corp. (the “Company” or “FACT”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 10, 2023 on the Company’s registration statement on Form S-4 filed on February 10, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its first amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 1”) and certain exhibits via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 1.

*        *        *         *

Registration Statement on Form S-4 Filed February 10, 2023

Certain Defined Terms, page 3

1.

See the reference for Complete Solaria, meaning Complete Solaria, Inc. (f/k/a Complete Solar Holdings Corporation). Please disclose here and elsewhere in the filing if after the Business Combination, this entity will change its name and disclose the new name. In this regard, we note that Freedom Acquisition I Corp. will change its name to Complete Solaria, Inc. following the Domestication and Business Combination. Please expand to discuss any proposed name change for Complete Solaria, the entity being acquired in the First and Second Mergers. With respect to the Additional Merger of Solaria with and into the Third Merger Sub, expand to disclose if Solaria will continue to retain its name.

Paul Hasting LLP | 2050 M Street, N.W. | Washington, DC 20036

t: +1.202.551.1700 | www.paulhastings.com

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and notice, and pages 12, 120, 174, 225, 227 and 275 of the Registration Statement Amendment No. 1.

Questions and Answers about the Business Combination and the Special Meeting What equity stake will current FACT shareholders and Complete Solaria’s stockholders hold in New Complete Solaria after the Closing, page 35

2.

Refer to the table of Assuming Maximum Redemption, and explain here, and wherever applicable, why the initial shares of 4,224,000 differ from the 5,224,000 shares shown in the other two redemption scenarios. Provide an explanation for the 1,000,000 share difference and also why the decrease is only reflected for the maximum redemption scenario. Further, clarify if the line item description of initial shares refers to the Sponsor and affiliate shares or founder shares and explain where or why there are not also reflected 8,625,000 shares representing the outstanding Class B ordinary shares, to be converted into shares of New Complete Solaria common stock. Reference is made to your disclosures for these differences in footnotes (1) and (2) to the table on page 216. Please also provide herein on page 35, including the paragraph discussion of the earnout shares and their potential vesting. Explain also what happens to the earn out shares if they do not become vested.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 36, 37, 58-59 and 229-230 of the Registration Statement Amendment No. 1.

What underwriting fees are payable in connection with the Business Combination?, page 36

3.

We understand that J.P. Morgan and DBSI, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with the firms.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

4.

Please describe what relationship existed between J.P. Morgan, DBSI and FACT after the close of the IPO, including any financial or merger-related advisory services conducted by the firms. For example, clarify whether the firms had any role in the identification or evaluation of business combination targets.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

5.	Please tell us whether you are aware of any disagreements with J.P. Morgan or DBSI regarding the disclosure in your registration statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

6.

Disclose whether J.P. Morgan or DBSI provided you with any reasons for the fee waivers. If there was no dialogue and you did not seek out the reasons why the firms were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firms have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 and 92 of the Registration Statement Amendment No. 1.

7.	Please provide us with any correspondence between J.P. Morgan, DBSI and FACT or Complete Solaria relating to the resignations.

The Company respectfully informs the Staff that there was no correspondence between any of J.P. Morgan Securities LLC (“J.P. Morgan”) or Deutsche Bank Securities Inc. (“DBSI”) and FACT or Complete Solaria relating to their respective waivers of their deferred underwriting discount with respect to the Business Combination, other than their respective related formal letters to FACT and the transmissions thereof.

8.

Please provide us with the engagement letters between Complete Solaria and the firms. Please disclose any ongoing obligations of the company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

The Company and Complete Solaria respectfully informs the Staff that there are no engagement letters between any of J.P. Morgan or DBSI other than the Underwriting Agreement, dated February 25, 2021, in connection with the Company’s initial public offering, which was filed with the Commission as Exhibit 1.1 to the Company’s Current Report on Form 8-K on March 2, 2021.

9.

Please revise your disclosure to highlight for investors that the firms’ withdrawals indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

10.

Please discuss the potential impact on the transaction related to the resignations if J.P. Morgan and DBSI. If either of the firms would have played a role in the closing, please revise to identify the party who will be filling their roles.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

11.

Noting the disclosure that FACT expects the balance of the aggregate deferred fee to be waived, please revise to clarify whether Morgan Stanley or any of the other underwriters listed in the underwriting agreement have waived their entitlement to the deferred compensation.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 1.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 54

12.

Please expand to also disclose the amount of historical and pro forma net book value per share of common stock as of September 30, 2022. We note the indication in the first paragraph on page 55 that such data is provided.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 57-60 of the Registration Statement Amendment No. 1.

Non-Redemption Agreements; Financing Transactions, page 112

13.

Wherever applicable throughout your proxy statement/prospectus, please provide more prominent disclosure regarding the material terms of your Non-Redemption Agreements, including the impact on your investors should you undertake to exercise the Agreements you describe, and any pre-planned forms of consideration to be paid to such shareholders. Disclose the benefits to the Sponsor and its affiliates in executing the Non- Redemption Agreements, including whether and to what extent these agreements ensure that the business combination will be approved and that there is a sufficient amount of cash in the SPAC’s trust account.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 16, 122, 141, 226, 244 and 306 of the Registration Statement Amendment No. 1.

Certain Unaudited Complete Solaria Prospective Financial Information, page 143

14.

We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total net income. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 154-157 of the Registration Statement Amendment No. 1.

Certain Material U.S. Federal Income Tax Considerations, page 195

15.

We note that pursuant to the Business Combination Agreement, the parties intend that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a). Please revise your disclosure beginning on page 195 to address Section 368(a) and any consequences to shareholders of FACT and Complete Solaria. Please also make similar revisions to the Questions and Answers section beginning on page 42. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your discussion on page 195 to reflect the fact that the discussion is the opinion of counsel.

In response to the Staff’s comment, the Company respectfully advises the Staff that FACT does not believe that the U.S. federal income tax consequences of the merger are material to FACT or its shareholders because the merger is not a taxable transaction to FACT’s shareholders regardless of the U.S. federal income tax treatment of the merger.

Whether the transactions described in the Business Combination Agreement qualify or fail to qualify as a “reorganization” within the meaning of Code Section 368(a) does not impact FACT’s shareholders’ decision to approve, or not approve, the merger, to exercise their redemption rights, or to purchase or sell FACT shares (or, following the consummation of the merger, shares of the combined entity) because qualification as a “reorganization” under Code Section 368(a) does not have any impact on FACT or its current shareholders. The Business Combination Agreement does not contemplate existing FACT shareholders exchanging their FACT shares for shares in any other entity; since FACT shareholders simply retain their existing shares in FACT, there is no taxable event for them regardless of whether or not Code Section 368(a) is applicable to other parties.

The only parties affected by the qualification of the merger as a “reorganization” under Code Section 368(a) are Complete Solaria shareholders. However, Complete Solaria shareholders are not voting in the Special Meeting and the Form S-4 is not soliciting their consent to the transactions; rather, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, Complete Solaria will disseminate to Complete Solaria stockholders an information statement containing all information required to be delivered under Delaware law, including a material description of the merger, the Business Combination Agreement and related ancillary documents and appraisal rights available under Delaware law, for purposes of soliciting such Complete Solaria stockholders’ consent to adopt Business Combination Agreement and approve the merger. The information statement will also contain information with respect to the qualification of the merger as a “reorganization” within the meaning of Code Section 368(a). In connection with their consideration of the transaction, and based on their review of the information statement, the Complete Solaria stockholders can seek advice from their own tax advisors and will be responsible for paying their own taxes, if any, that result from the merger. FACT and its stockholders are not required to indemnify Complete Solaria stockholders for such taxes, if any.

Accordingly, the qualification of the merger as a “reorganization” under Code Section 368(a) is irrelevant to FACT’s stockholders’ decision of whether or not to approve the merger or exercise their redemption rights, and Complete Solaria stockholders will be provided with information required under Delaware law, including with respect to the qualification of the merger as a “reorganization” under Code Section 368(a), through their receipt of an information statement in connection with the solicitation of their consent to approve the merger and adopt the Business Combination Agreement.

Unaudited Pro Forma Condensed Combined Balance Sheet , page 217

16.

Please expand the equity the stockholders’ equity section to disclose the par values and the number of outstanding historical Class A ordinary shares and Class B ordinary shares for FACT, the number of outstanding historical common shares of both Complete Solar and Solaria, and the number of outstanding common shares for New Complete Solaria assuming the no redemption, maximum redemption and $70 million in Trust redemption scenarios.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 231-232 of the Registration Statement Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 222

17.

Refer to Note (G) on page 224 and the disclosure regarding the issuances of New Complete Solaria common stock resulting from the recapitalization and exchange of outstanding Complete Solar’s equity. Please consider including a sub-table within this footnote to reconcile to the total issuance of 37,005,409 share of New Complete Solaria, Inc. common stock to be issued to Complete Solaria’s shareholders as shown in the table on page 216. Within such table, please provide a description for each category, such as the number of shares attributable to the recapitalization of the preferred stock, the common stock, and each debt exchange (i.e., the share exchange on the RMRLT Rollover Note discussed in Note (D)).

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 61 and 238 of the Registration Statement Amendment No. 1.

18.

Refer to Note (K) on page 225. Please provide further details for the tabular line item Conversion of Solaria SAFE in the amount of $60.4 million. Please reconcile with the $50.2 million amount shown in the first table of Note (M) on page 226.

The Company respectfully advises the Staff that Solaria’s historical SAFE agreements were measured at fair value as of September 30, 2022 at $50.2 million. As described in Note 3 – Business Combinations and Note 8 – Fair Value Measurements to the Complete Solaria financial statements, the SAFE agreements were legally assumed as a liability at fair value in Complete Solar’s preliminary purchase accounting under ASC 805. Subsequent to the close of the acquisition, the SAFE agreements were converted into Series D-8 Preferred Shares of Complete

Solaria. Complete Solar obtained a contemporaneous 409a valuation as of the November 4, 2022 acquisition date. The fair value of the SAFE agreements legally assumed in the acquisition of $60.5 million is equal to the fair value of the underlying preferred shares into which the SAFE agreements converted. The increase in the fair value of the SAFE instrument between September 30, 2022 and November 4, 2022 is driven by the enterprise valuation of Complete Solaria, as the SAFE agreements are convertible into Complete Solaria’s preferred shares upon the close of the acquisition. As the assumed liability is extinguished and the preferred shares are issued as of December 31, 2022, these transactions are not included in the adjustments to the New Complete Solaria’s unaudited pro forma balance sheet.

19.

We note your adjustment (L) includes the waiver of deferred underwriting and legal fees. Please explain why you are adjusting pro forma retained earnings, rather than additional paid-in-capital for what appears to be a capital contribution.

The Company respectfully refers the Staff to its Annual Report on Form 10-K, filed on April 6, which discloses that of the deferred underwriting fees and discounts previously deferred by FACT, a total of $9.1 million has been waived, of which $8.8 million has been recognized as additional paid-in capital and $0.3 million has been recognized as other income. The remaining balance of $3.0 million, which is recorded as a liability in FACT’s consolidated balance sheets as of December 31, 2022. As disclosed in adjustment A(4) of the Registration Statement Amendment No. 1, New Complete Solaria has recorded a reduction to cash and deferred underwriters’ discount payable to reflect the repayment of the $3.0 million upon the close of the Business Combination, which reflects the current expectation as of the filing of the Registration Statement Amendment No. 1.

20.

Refer to Note (M) on page 226 along with the discussion at the top of page 215 regarding the accounting treatment for Complete Solar’s acquisition of Solaria. We note that Solaria tended to be the larger entity in terms of assets and liabilities and that its results of operations were fairly comparable to those of Complete Solar. Please further tell us and disclose how you determined “the Company was the primary beneficiary of Solaria”, as you state on page 261 of your document.

In response to the Staff’s comment, the Company respectfully advises the Staff that Complete Solar was concluded to be the accounting acquirer of Solaria on the basis that Solaria is a Variable Interest Entity (“VIE”) and that Complete Solar is the primary beneficiary of the VIE.

The Company refers to the guidance of ASC 805-10-25-5, which states “…in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer. The determination of which party, if any, is the primary beneficiary of a VIE shall be made in accordance with the guidance in the Variable Interest Entities Subsections of Subtopic 810-10, not by applying either the guidance in the General Subsections of that Subtopic, relating to a controlling financial interest, or in paragraphs 805-10-55-11 through 55-15.” In accordance with this guidance, Complete Solar first determined that Solaria was a VIE in accordance with Subtopic 810-10. Complete Solar then assessed that it was the primary beneficiary of the VIE, resulting in a conclusion that Complete Solar was the accounting acquirer.

In determining that Solaria was a VIE, Complete Solar analyzed the following characteristics of Solaria at the time of acquisition:

•	Solaria was a legal entity;

•

Solaria does not have sufficient equity to finance its operations. Solaria has incurred significant net losses historically and would not be able to finance its planned business operations without additional subordinated financing, absent the business combination with Complete Solar, and;

•	Solaria’s equity holders have a controlling financial interest.

As it was determined that Solaria lacks sufficient equity to finance its operations, Solaria was concluded to be a VIE, and Complete Solar assessed whether it was the primary beneficiary of the VIE in accordance with ASC 810-10-25-38A.

Complete Solar, being the legal acquirer of Solaria and a reporting entity, is required under ASC Subtopic 810-10 to determine whether it is the primary beneficiary of Solaria, a VIE, at the time it becomes involved with Solaria. Complete Solar becomes involved with Solaria, a VIE, on the date of acquisition. Since Complete Solar is the legal and sole acquirer, it clearly has the power to direct all of the activities that most significantly impact Solaria’s economic performance and the right to receive benefits and the obligation to absorb losses of Solaria, a VIE, that could be potentially significant. Further ASC Subtopic 810-10 specifies that the initial consolidation of a VIE that is a business by a reporting entity is a business combination and the acquisition method of accounting must be applied.

21.

Refer to Note (P) on page 228. We note that after the payment of $289.7 million in cash under the $70 million in Trust redemption scenario that the remaining cash balance shown on the pro forma balance sheet on page 217 appears to be substantially less than $70 million. Please further explain the purpose of this redemption scenario and its relation to having $70 million in the trust account as part of the Business Combination Agreement.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 55, 57, 228-229 of the Registration Statement Amendment No. 1.

As indicated within the Company’s disclosure on pages 55, 57, 228-229 of the Registration Statement Amendment No. 1, the Company has referred to the Business Combination Agreement, which includes discussion that the Sponsor will endeavor to obtain non-redemption agreements of up to 7,000,000 FACT Class A Ordinary Shares, which, if obtained, would result in $70 million in principal and accrued interest remaining in the Trust Account. The Company has included this scenario as it represents a redemption scenario between minimum and maximum redemption scenarios, which is relevant to the transaction, given that that Sponsor is incentivized to obtain this level of non-redemption agreements and that the Sponsor will be economically impacted if redemptions result in less than $70 million remaining in the Trust Account. In this Registration Statement Amendment No. 1, the Company has calculated the $70 million remaining in Trust account scenario by determining the number of shares to be redeemed at $10.14 per share, that results in $70 million remaining in the Trust account after redemptions and prior to other pro forma accounting adjustments.

Note 5. Net Loss Per Share, page 230

22.

We note a discrepancy in the number of weighted average shares disclosed for the nine months ended September 30, 2022 for the maximum redemption scenario as shown in this table and elsewhere as compared to the corresponding number of weighted average shares disclosed on page 220. In this regard, page 220 discloses 44,855,892 shares whereas in Note 5 and elsewhere you disclose 44,866,892 shares. Please resolve the discrepancy accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 241-242 of the Registration Statement Amendment No. 1.

Business of Complete Solaria, Inc., page 244

23.	We note your disclosure that you rely on a select number of third-party manufacturers. Please tell us what consideration you gave to Item 601(b)(10)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that while Complete Solaria relies on third-party contract manufacturers to produce its solar modules, Complete Solaria is not dependent on specific contract manufacturers. In the case of Complete Solaria’s third-party contract manufacturers, there are alternative suppliers and service providers that Complete Solaria could enter into agreements with to replace these contract manufacturers on commercially reasonable terms. While such a transition could potentially be disruptive in the short-term, it would not prevent Complete Solaria from operating its business or materially impact the its business or financial results. For the foregoing reasons, Complete Solaria does not believe that its business is substantially dependent on its arrangements with these third-party contract manufacturers, and therefore is not required to file any such agreements as an exhibit to the registration statement under Item 601(b)(10)(ii)(B) of Regulation S-K.

We note that Item 601(b)(10)(ii)(B) of Regulation S-K provides the following exception to the rule that the contract made in the ordinary course of business needs not be filed: “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” As noted above, if Complete Solaria were to lose any one or more of these agreements, we believe that Complete Solaria would be able to re-direct its resources to other existing agreements or enter into new agreements with other third parties on terms materially similar to the existing agreement. For these reasons, we do not believe that Complete Solaria’s business is substantially dependent on any of these agreements and they are therefore not required to be filed as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Complete Solaria will continue to evaluate its arrangements with its third party manufacturers and, in the event that Complete Solaria becomes substantially dependent on any such particular contract, the Company will file any agreement defining such relationship as an exhibit to its filings with the Commission.

24.

Please clarify whether Complete Solaria offers financing solutions to its end-customers or sales partners. If so, please describe the financing solutions that you offer. In this regard, we note your disclosure that “Complete Solaria as a full renewable energy system operator with compelling customer offerings, advanced technology, financing solutions, and project fulfillment.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 258 of the Registration Statement Amendment No. 1.

25.	Please expand your disclosure in this section as it relates to your principal products, including your solar modules and panels. Refer to Item 101(c) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 260 of the Registration Statement Amendment No. 1.

26.

Please revise your disclosure in this section to clarify and expand Complete Solaria’s relationship to its Pro Partner Network and solar distributors. In this regard, we note that “dealer commissions” represents a significant portion of your revenue.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised references of “dealer commissions” to “sales commissions” in Registration Statement Amendment No. 1. Complete Solaria pays sales commissions to sales partners for system sales, which are an operating expense, and these sales commissions are not affiliated with the Pro Partner Network.

27.

We note your disclosure that your third-party manufacturers “operate at scales greater than one gigawatt of module manufacturing capacity.” Please revise here to clarify your statement, including whether your third-party manufacturers have devoted this stated module manufacturing capacity exclusively to Complete Solaria. Further, please clarify whether you contract all or a portion of your module manufacturing to third-parties. In this regard, we note your disclosure on page 60 that “Complete Solaria outsources a portion of module manufacturing to contract manufacturers.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 66 and 256 of the Registration Statement Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complete Solar, page 260

28.

We note that higher supply chain costs have impacted your results of operations. Please enhance your disclosure to clarify whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. In this regard, we note your disclosure on page 60 that “there are a limited number of inverter suppliers,” and that certain of your raw materials “have experienced limited availability.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 277-278 of the Registration Statement Amendment No. 1. For the supplemental information of the Staff, Complete Solaria respectfully submits that it is unable to quantify the impact on its results of operations and capital resources attributable to supply chain disruptions with sufficient level of precision for disclosure, due in part to factors other than supply chain disruptions that it understands have affected the procurement of materials during the relevant periods. However, in future periods, to the extent information on the impact of supply chain disruptions on Complete Solaria’s results of operations or capital resources is ascertainable, the Company will take in account the Staff’s comment when preparing future disclosures.

Beneficial Ownership of Securities, page 294

29.	Please provide a pre-business combination beneficial ownership table for Complete Solaria as of the most recent practicable date. Refer to Item 18(a)(5) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 317 of the Registration Statement Amendment No. 1.

Independent Auditor’s Report - The Solaria Corporation, page F-122

30.

Please include the City and State of the auditor and also state the year the auditor began serving as the auditor. Refer to Rule 2-02(a)(3) of Regulation S-X and PCAOB AS No. 3101, paragraph .10(b) and (c).

In response to the Staff’s comment, the Company respectfully advises the Staff that Solaria was concluded to be a significant acquisition of Complete Solar, and that Solaria meets the definition of a business under SEC Regulation S-X, Rule 3-05(a)(2). As such, Deloitte conducted their audits of Solaria’s financial statements in accordance with auditing standards generally accepted in the United States of America (GAAS) only and was not subject to PCAOB AS No. 3101, paragraph .10(b) and (c).

However, the Company does acknowledge the guidance in AU-C Section 700.42, which states, “The auditor’s report should name the city and state where the auditor’s report is issued.” Accordingly, in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-86 of the Registration Statement Amendment No. 1.

Audited Financial Statements - The Solaria Corporation Consolidated Statements of Operations and Comprehensive Loss, page F-125

31.

Notwithstanding that this entity was subsequently acquired in November 2022 by Complete Solaria and became wholly-owned, please disclose on page F-125 or in the footnotes thereto, and also in the interim financial statements on page F-161, the net loss per share data, including the number of weighted average shares outstanding for each period presented. We note your inclusion of the net loss per share data in the comparative historical per share data on page 54 and the unaudited pro forma financial statements on pages 219 and 220.

In response to the Staff’s comment, the Company respectfully advises the Staff that Solaria was concluded to be a significant acquisition of Complete Solar, and that Solaria meets the definition of a business under SEC Regulation S-X, Rule 3-05(a)(2). Complete Solaria was determined to be the accounting acquirer and the predecessor for the FACT merger. The Company has included Solaria’s financial statements within this Registration Statements in accordance with Regulation S-X, Rule 3-05(b)(2)(ii).

While a significant acquisition, Solaria would not be required to comply with the accounting and disclosure requirements that are only applicable to Public Business Entities under Regulation S-X, Rule 3-05, including the net loss per share data and the number of weighted average shares outstanding for each period presented. The Company respectfully advises the Staff that it has revised the disclosure on page 234 of the Registration Statement Amendment No. 1 to remove the inclusion of the net loss per share data in the comparative historical per share data and the unaudited pro forma financial statements.

General

32.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27-28, 29 and 102 of the Registration Statement Amendment No. 1.

33.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24-25, 49-50, 87-88 and 166-167 of the Registration Statement Amendment No. 1.

34.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement Amendment No. 1.

35.

Please disclose the sponsor, its affiliates’, and the anchor investors’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the convertible notes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57-60, 229-230 of the Registration Statement Amendment No. 1.

36.

We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also disclosure whether the anchor investors have agreed to waive their redemption rights

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 122, 141, 244 and 306 of the Registration Statement Amendment No. 1.

37.	Please tell us whether you have entered into any agreements to ensure that the business combination is closed and that the minimum net tangible assets condition is met.

The Company respectfully informs the Staff that it has not entered into any agreements that ensure that the Business Combination will be closed or that the related requirement for the Company to have at least $5,000,001 of net tangible assets, as set forth in the Registration Statement Amendment No. 1, will be met.

38.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•

experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Complete Solaria has considered the current and potential impact of Russia’s invasion of Ukraine on Complete Solaria’ business, including with respect to supply chain disruptions, and, while it will monitor ongoing developments closely and update its disclosure as it determines is necessary and useful for investors to evaluate the risks associated with Complete Solaria’ business, it believes that the disclosure, as modified in response to the Staff’s other comments, including Comment 28 above, included in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complete Solaria” appropriately present the impact and material risks to Complete Solaria’ business resulting from Russia’s invasion of Ukraine, including with respect to supply chain disruptions. Complete Solaria’ business has not been materially impacted by supply chain disruptions to date.

39.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement Amendment No. 1.

*        *        *         *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 (brandonbortner@paulhastings.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Brandon Bortner
Brandon J. Bortner

cc:	Adam Gishen, Chief Executive Officer

Freedom Acquisition I Corp.

William J. Anderson

Complete Solaria, Inc.

John McKenna, Esq.

Cooley LLP

Robert Schmidt, CPA, Partner

Marcum LLP

Dan Hudgens

Deloitte & Touche LLP